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April 12, 2017

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rent-A-Center, Inc.
Preliminary Proxy Statement on Schedule 14A filed by Engaged Capital Flagship Master Fund, LP, Glenn W. Welling, et al. (the “Proxy Statement”)
Filed April 3, 2017
File No. 1-38047

Schedule 13D/A filed by
Filed March 23, 2017
File No. 5-49993

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 7, 2017 (the “Staff Letter”) with regard to the above-referenced matters. We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement

1.	We [note] the references to five nominees. At such time as the participants confirm that the terms of only 3 directors expire at the annual meeting, please update the proxy statement and card accordingly.

Engaged Capital acknowledges the Staff’s comment and confirms that it will update its disclosure to specify which of its three director nominees it will seek the election of at the Annual Meeting prior to the filing of its definitive proxy statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 12, 2017

2.	We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company’s management and board of directors, all without adequate factual foundation. For example, but without limitation, we note the following statements:

•      “…we fear the incumbent directors may be putting their self-interests ahead of those of stockholders”

•      “members of the Board… are beholden to certain special interests inside the current boardroom.”

•      “The critical operational mistakes, all carried out under the leadership of the incumbent Board, include: the botched deployment of the Company’s internally developed Store Information Management System…”

•      “The Board…appears to have blindly rallied behind the wishes of Rent-A-Center’s Chairman and interim CEO…”

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Engaged Capital acknowledges the Staff’s comment and respectfully believes that a factual foundation exists for its stated opinions and beliefs and provides the Staff with the following supplemental support for its opinions and beliefs included above.

•	“…we fear the incumbent directors may be putting their self-interests ahead of those of stockholders”

As more fully described in the Proxy Statement, Rent-A-Center has underperformed over nearly every relevant measurable period on an absolute basis and when compared to relevant peers and indices. In fact, its total return performance is negative over each of the past one, two, three, five, seven and ten-year periods.1 Stockholders have suffered from an immense amount of value destruction; yet, through our private discussions with current directors and industry contacts, we have evidence that the Board is not fully and fairly evaluating opportunities to recover this stockholder value, leaving us to believe that the members of the Board may be placing their own interests ahead of those of stockholders.

1 See page 9 of the Proxy Statement for additional details.

April 12, 2017

Specifically, on December 5, 2016, during a call between representatives of Engaged Capital and Mark E. Speese, the Company’s Chairman, CEO and co-founder, Engaged Capital asked Mr. Speese whether he had ever considered selling the Company or taking the Company private with a financial partner. Mr. Speese responded that he had thought about this in the past, but that he needed to balance what stockholders of the Company might prefer with “his own personal interests” in the business. When Engaged Capital expressed concern that this view highlighted a potential conflict of interest between Mr. Speese and the rest of the Company’s stockholder base, Mr. Speese openly acknowledged that such a conflict might exist.

Then, on March 1, 2017, during a meeting between Glenn W. Welling of Engaged Capital and Steven L. Pepper, the lead independent director of the Board, Mr. Pepper commented that the Board was “open to all options to create stockholder value” and noted that “we publicly announced the hiring of financial advisors [JPMorgan] so if anybody has an interest in discussing strategic alternatives with us, they know who to call” in response to Mr. Welling’s question regarding why the Board appeared to be opposed to exploring strategic alternatives. Recently, Engaged Capital received a call from a credible third party with a strategic interest in the Company that had contacted JPMorgan to express its interest in opening a dialogue with the Company regarding a potential transaction. The interested party was informed by JPMorgan that it had been retained for “activist defense” services and not to act as M&A bankers for the Company, which directly contradicts Mr. Pepper’s statement to Mr. Welling on March 1, 2017.

Further, Engaged Capital has been informed by a separate potential strategic acquirer that it had communicated its interest in acquiring the Company on numerous occasions over the past several months directly to Mr. Speese, only to be informed by Mr. Speese that he “wasn’t interested in selling the Company.”

In addition, Engaged Capital notes that, effective March 28, 2017, the Board adopted a stockholder rights agreement, or poison pill, generally preventing stockholders from acquiring 15% or more of the Company’s outstanding Common Stock, subject to certain exceptions. Engaged Capital believes that the practical effect of the poison pill is to insulate the Board from the input of its stockholders.

Engaged Capital firmly believes that the foregoing provides a reasonable basis for its fear that the incumbent directors may be putting their self-interests ahead of those of stockholders. Moreover, Engaged Capital believes that the Company’s disclosure on page 28 of its investor presentation issued on April 10, 2017 that “Rent-A-Center’s Board will continue to evaluate all opportunities to enhance stockholder value and is committed to pursuing the right course of action for all stockholders” (emphasis in the original) is disingenuous and patently inaccurate based off of Engaged Capital’s conversations with incumbent directors and other interested parties.

•	“members of the Board…are beholden to certain special interests inside the current boardroom.”

April 12, 2017

Engaged Capital respectfully refers the Staff to its response in the first bullet of this Comment 1. In particular, Engaged Capital highlights Mr. Speese’s December 5, 2016 comment that he needed to balance what stockholders of the Company might prefer with “his own personal interests” in the business exemplifies “special interests inside the current boardroom.” Furthermore, Engaged Capital notes that five of the Company’s seven directors have been on the Board for over ten years while two directors, including Mr. Speese, have been on the Board for over twenty years. Meanwhile, leading independent proxy advisory firm Institutional Shareholder Services Inc. takes the position that tenure of more than nine years is considered to potentially compromise a director’s independence. Engaged Capital is concerned that these long-tenured directors may be deferential to Mr. Speese as the Chairman, CEO and co-founder of the Company given their long-standing relationship with him and his status with the Company. Adding further worry for Engaged Capital is Mr. Speese’s dual status as Chairman and CEO. Separating the roles of Chairman and CEO is broadly considered a corporate governance best practice as it promotes oversight of risk, curbs conflicts of interests and more effectively manages the relationship between the Board and management. Conversely, combining the Chairman and CEO roles is largely considered by governance experts and commentators to be a governance flaw because of the undue concentration of control and the inherent conflicts. Engaged Capital believes that the foregoing has made the Board more susceptible to special interests having a place in the boardroom.

•	“The critical operational mistakes, all carried out under the leadership of the incumbent Board, include: the botched deployment of the Company’s internally developed Store Information Management System…”

As noted above, five of the Company’s seven directors have been on the Board for over ten years, and as illustrated in the table below, over the past decade, Rent-A-Center has underperformed over nearly every relevant measurable period on an absolute basis and when compared to relevant peers and indices.

Engaged Capital attributes this underperformance largely to operational problems that have resulted in significant lost sales and diminished competitiveness in the marketplace.

April 12, 2017

One such operational mistake was the botched deployment of the Company’s internally developed Store Information Management System (SIMS), which was first discussed during the Company’s 2010 Investor Day (at which time all but two of the incumbent directors were on the Board). Management explained that it expected to roll out SIMS in 2013 and 2014 during the Q1 2013 earnings call. Then, in February 2015 during the Q4 2014 earnings call, management announced SIMS was fully operational in its first site. On the Q2 2015 earnings call, management said it expected SIMS would be fully rolled out by the end of 2015. Subsequently, the SIMS implementation was described as delayed during the Q1 2016 earnings call. Most recently, the SIMS rollout was credited as a negative driver to same store sales in the earnings releases for Q2 2016, Q3 2016 and Q4 2016, with Q3 and Q4 2016 results being negatively preannounced.

Engaged Capital points to Rent-A-Center’s move towards a part-time store labor model as another operational mistake, which was announced in 2014 (at which time all but one of the incumbent directors were on the Board). The part-time labor model is now being adjusted after management explained during the Q4 2016 earnings call that it “substantially increased turnover and negatively impacted our customer service” and “negatively impacted our sales, our collection skills and our overall customer experience and relationships.”

In addition, Engaged Capital believes that the Company’s failed growth strategy in Mexico constitutes another operational mistake overseen by the Board. At the Company’s 2014 Investor Day (at which time all but two of the incumbent directors were on the Board), Mexico was described as an “Emerging Business” with a 1,000 store opportunity. Today, the Company’s Mexico segment has 130 stores and has generated over $80 million in operating losses from 2012 to 2016.2

•	“The Board…appears to have blindly rallied behind the wishes of Rent-A-Center’s Chairman and interim CEO…”

Engaged Capital respectfully refers the Staff to its responses in the first and second bullets of this Comment 1. In addition, the Board’s decision to appoint Mr. Speese as the Company’s permanent CEO, effective April 10, 2017, seems to give further credence that the Board is entrusting the Company’s future with Mr. Speese rather than even considering an evaluation of strategic alternatives.

Incorporation by Reference, page 23

3.	It appears that the participants intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the Company’s proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the Company distributes information to security holders is not appropriate. Please tell us whether the participants intend to disseminate their proxy statement prior to the distribution of the Company proxy statement and, if so, confirm their understanding that they must undertake to provide any omitted information to security holders in the form of a proxy supplement.

2Rent-A-Center Form 10-K.

April 12, 2017

Engaged Capital acknowledges the Staff’s comment and advises the Staff that it does not intend to disseminate its definitive proxy statement prior to the Company’s distribution of its definitive proxy statement; however, in the event Engaged Capital does disseminate its definitive proxy statement prior to the Company’s distribution of its definitive proxy statement, Engaged Capital confirms its understanding that it must provide any omitted information to security holders in the form of a proxy supplement.

Proxy Card

4.	We note the statement that if no direction is indicated with respect to the proposals on the card, the proxy will be voted “[for/against]” proposal 3. Please update to specify how the proxy will be voted.

Engaged Capital acknowledges the Staff’s comment and confirms that prior to the filing of its definitive proxy statement, Engaged Capital will specify how the proxy will be voted on proposal 3 if no direction is indicated.

Schedule 13D

5.	We note the last amendment to the Schedule 13D filed by Glenn W. Welling and Engaged Capital was filed March 23, 2017. Given that the parties filed a proxy statement on April 3, please advise us as to their intentions with respect to filing an amendment to the Schedule 13D to reflect the most recent developments regarding the solicitation in opposition.

Engaged Capital acknowledges the Staff’s comment and respectfully advises the Staff that it does not presently intend to further update its Schedule 13D filing regarding the solicitation. Engaged Capital respectfully refers the Staff to Amendment No. 2 to its Schedule 13D, filed on February 23, 2017, in which Engaged Capital disclosed its nomination of director candidates for election to the Board at the Annual Meeting and the entry into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company and (b) solicit proxies for the election of Engaged Capital’s nominees at the Annual Meeting.

For the Staff’s convenience, relevant excerpts from Amendment No. 2 to the Schedule 13D are reproduced below:

“On February 23, 2017, Engaged Capital Flagship Master delivered a letter (the “Nomination Letter”) to the Issuer nominating Jeffrey J. Brown, William K. Butler, Mitchell E. Fadel, Christopher B. Hetrick and Carol A. McFate (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2017 annual meeting of stockholders (the “Annual Meeting”). In the Nomination Letter, Engaged Capital Flagship Master stated that it believes the terms of three (3) directors currently serving on the Board expire at the Annual Meeting, and, if this remains the case, Engaged Capital Flagship Master will withdraw two (2) of its Nominees.”

April 12, 2017

“On February 23, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the Annual Meeting. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.”

“Engaged Capital Flagship Master has entered into letter agreements pursuant to which it and its affiliates agreed to indemnify Messrs. Brown, Butler and Fadel and Ms. McFate against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.”

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan P. Nebel

Ryan P. Nebel

cc:	Glenn W. Welling, Engaged Capital, LLC Steve Wolosky, Olshan Frome Wolosky LLP